Exhibit (a)(1)(G)

FREQUENTLY ASKED QUESTIONS

The following should answer many of the questions that you may have about the exchange offer; however, please read the Offer to Exchange in its entirety, including the appendices, before deciding whether to tender your eligible options for exchange in the exchange offer.

What is the exchange offer?

We are offering eligible employees the opportunity to exchange eligible options for a lesser number of RSUs of equivalent value, or in the case of Canadian employees only, new options with a new exercise price, in accordance with predetermined exchange ratios. The new awards will be subject to new vesting schedules, regardless of whether the options tendered in the exchange offer are vested or unvested and without regard to the current vesting schedule of such options.

Participation in the exchange offer is voluntary, and there are no penalties for electing not to participate. If you choose not to participate in the exchange offer, you will not receive a new award as part of this program, and your options will remain outstanding and in effect with no change in accordance with their existing terms.

The following are some terms that are frequently used in this Offer to Exchange:

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“cancellation date” refers to the same U.S. calendar day as the expiration date. This is the date when exchanged options will be cancelled. We expect that the cancellation date will be November 3, 2009. If the expiration date of this exchange program is extended for some reason, then the cancellation date would be delayed accordingly to align with the exchange program.

•	“common stock” refers to RadiSys Corporation common stock.

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“eligible employees” refers to employees of RadiSys and its subsidiaries who hold eligible options (as defined below), other than members of our Board of Directors, executive officers and employees located in the Netherlands and Israel, so long as they remain employed through the expiration date of this exchange offer which is expected to be November 3, 2009.

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“eligible options” refers to options to purchase shares of the Company’s common stock that were granted under the 2007 Stock Plan, the RadiSys Corporation 1995 Stock Incentive Plan, the RadiSys Corporation 2001 Nonqualified Stock Option Plan and the RadiSys Corporation Stock Plan For Convedia Employees on or before October 5, 2008, are held by eligible employees and have a per share exercise price greater than or equal to $9.44 (which is the highest per share closing price of our common stock for the 52-week period as of October 5, 2009). In addition, stock options must have time-based vesting to be eligible for exchange (including both the vested and unvested portions). Any stock options with performance-based vesting will not be eligible for exchange.

•	“eligible option grant” refers to all of the eligible options issued by the Company to an individual that is part of the same grant and subject to the same award agreement.

•	“exchanged options” refers to all options to purchase shares of our common stock that you tender for exchange pursuant to this exchange offer.

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“expiration date” refers to the date that this offer expires. We expect that the expiration date will be November 3, 2009, at 12:00 p.m. (Noon), Pacific Time. We may extend the expiration date at our discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

•	“new awards” refers to the RSUs, and in the case of Canadian Employees only, the new options.

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“new award grant date” refers to the date when new awards will be granted. The new award grant date will be the same U.S. calendar date as the expiration date and the cancellation date (but the new awards will be granted following the expiration of the offer). We expect that the new award grant date will be November 3, 2009. If the expiration date of the offer is extended, then the new award grant date similarly will be delayed.

•	“new options” refers to the options issued to eligible employees in Canada pursuant to this offer to replace their exchanged options.

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“offer period” or “offering period” refers to the period from the start of this offer to the expiration date. This period will commence on October 5, 2009, and we expect it to end at 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless the exchange offer is extended.

•	“Offer to Exchange” refers to this document entitled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options.”

•	“RSUs” refers to the restricted stock units issued to eligible employees pursuant to this offer to replace their exchanged options.

•	“tender” or “tendering” refers to electing to exchange eligible options in this exchange offer in accordance with the procedures described in this Offer to Exchange.

•	“2007 Stock Plan” refers to the RadiSys Corporation 2007 Stock Plan.

How do I participate in the exchange offer?

If you are an eligible employee, you will receive an email to your RadiSys email account announcing the exchange offer and directing you to the exchange offer website at https://radisys.equitybenefits.com. If you wish to participate in the exchange offer, you must log in to the website. Through the exchange offer website, you will be able to access the following personalized information with respect to each eligible option you hold:

•	the grant date of the eligible option;

•	the number of eligible options exchangeable under the exchange offer;

•	the exercise price of the eligible option;

•	the exchange ratio; and

•	the number of new awards

Additional information about the terms of the 2007 Stock Plan can be found by accessing: http://radisphere.radisys.com/txtlstvw.aspx?LstID=041df18f-d139-42a5-bac1-761fa1968bfe.

If you elect to exchange your eligible options in accordance with the terms of the exchange offer on the exchange page of the exchange offer website you will need to select your eligible options that you wish to exchange. If you are satisfied with your elections, and you have read and agreed to the terms of election, you must confirm your election by selecting the “I Agree” icon. Please print and keep a copy of the confirmation page for your records. At this point, you will have completed the election process. A confirmation will also be emailed to your RadiSys email address.

If you are not able to submit your election electronically using the exchange offer website, you must complete a paper election form and return it by email to equityadmin@radisys.com with the subject line: “Elect”, or by facsimile to 503-615-1312 before 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless we extend the exchange offer. To obtain a paper election form, please contact equityadmin@radisys.com or send a facsimile to 503-615-1312, stating your first and last name, your employee ID, your telephone number and an email address if one is available and a paper election form will be sent to you.

You must complete the election process in the foregoing manner before 12:00 p.m. (Noon), Pacific Time, on November 3, 2009. If we extend the exchange offer beyond that deadline, which we currently do not plan to do, you must complete the process before the extended expiration date.

If you wish to withdraw or change your election to participate in the exchange offer, you must access the exchange offer website and complete a new election before 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless we extend the exchange offer. If you are not able to submit a new election electronically using the exchange offer website, you must complete a new paper election form and return it by email to equityadmin@radisys.com with the subject line: “Elect”, or by facsimile to 503-615-1312 before 12:00 p.m. (Noon), Pacific Time, on November 3, 2009, unless we extend the exchange offer. To obtain a paper election form, please contact equityadmin@radisys.com or send a facsimile to 503-615-1312, stating your first and last name, your employee ID, your telephone number and an email address if one is available and a paper election form will be sent to you.

What is a stock option?

A stock option is a right to buy a share of common stock at a set price (also known as the grant or exercise price) for a specified period of time regardless of the actual market price of the stock at the time the option is exercised. The right to buy the share may continue into the future, but the purchase price is fixed when the stock option is granted. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an “in-the-money” option), the option holder receives value from exercising the option because he or she is able to buy the stock underlying the option at less than its prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an “out-of-the-money” or an “underwater” option) generally would not exercise the stock option. The stock options eligible for exchange in this exchange offer were all out-of-the-money as of the start of the exchange offer.

Why is the Company making this offer?

We believe that this exchange offer will provide meaningful incentive to valuable employees, and better align the interests of employees and shareholders to maximize shareholder value. We issued the currently outstanding options to attract and retain the best available personnel and to provide incentive to employees and want to use the exchange program and full-value shares to continue this incentive.

The Company has experienced a substantial decline in our stock price reflecting global economic conditions. This drop in our stock price has caused many of the stock options to have exercise prices that are significantly higher than the trading price of our common stock. Because we consider long-term equity incentives to be an important part of our employees’ compensation and an important incentive and retention tool, these stock options have become less valuable in motivating our employees, who view their existing options as having too little value due to the sizable difference between the exercise prices and the current market price of our common stock. We believe that, notwithstanding the current economic environment, it is essential to continue to retain, motivate and reward the best employees.

Who can participate in the exchange offer?

Only “eligible employees” may participate in the exchange offer. Generally, you are eligible to participate if you are employed by us or one of our subsidiaries (except in the Netherlands or Israel) at the start of the exchange offer and remain employed through the expiration date. An employee whose employment terminates for any reason on or before the date on which the new awards are granted will not be an eligible employee.

Our executive officers and members of our Board of Directors are not eligible employees and may not participate in the exchange offer.

Are employees outside the United States eligible to participate?

Employees of the Company or its subsidiaries who are located in Canada, The People’s Republic of China, Germany, Ireland, Japan, Malaysia, or the United Kingdom are eligible to participate in the offer; however, employees of the Company or its subsidiaries who are located in the Netherlands or Israel are not eligible employees and may not participate in the offer. Please refer to Schedules C through K of this Offer to Exchange for a description of tax and social insurance consequences that may apply to our employees in The People’s Republic of China, Germany, Ireland, Japan, Malaysia, and the United Kingdom.

Am I required to participate in this offer?

No. Participation in this offer is completely voluntary.

What happens if my employment terminates before exchanged options are cancelled?

If you tender eligible options in the exchange offer, but before the exchanged options are cancelled your employment terminates for any reason or you submit your resignation or receive a notice of termination, your tender will automatically be deemed to have been withdrawn and you will not participate in the exchange offer. You will retain your outstanding options in accordance with their current terms and conditions, and depending on the circumstances of your termination of employment, you may be entitled to exercise them during a limited period of time following your termination date in accordance with their terms to the extent that they are vested.

Which options may I exchange?

Only “eligible options” may be tendered in the exchange offer. Eligible options are stock options that were granted under the 2007 Stock Plan, the RadiSys Corporation 1995 Stock Incentive Plan, the RadiSys Corporation 2001 Nonqualified Stock Option Plan and the RadiSys Corporation Stock Plan For Convedia Employees on or before October 5, 2008, are held by eligible employees and have a per share exercise price greater than or equal to $9.44, the highest per share closing price of our common stock for the 52-week period as of October 5, 2009. In addition, options must have time-based vesting to be eligible for exchange (including both the vested and unvested portions). Stock options with performance-based vesting will not be eligible for exchange.

If I participate in the exchange offer, what happens to my current options?

Eligible options you elect to exchange under the exchange offer will be cancelled promptly following the expiration date, and you will no longer have those options available for exercise. Any options you do not exchange, or which are not eligible options, will not be cancelled and will remain outstanding with no changes at their existing exercise prices and subject to their existing terms.

I have more than one eligible option. Do I have to exchange all of them in order to participate?

No. You may exchange one or more of your eligible options or none at all. However, if you elect to tender an eligible option for exchange, you must tender the entire outstanding portion of that option grant. We will not accept partial tenders of option grants.

May I tender vested and unvested options?

Yes. Your eligible options can be vested or unvested in order for you to participate in the exchange offer. However, if you elect to tender a particular outstanding eligible option, you must tender the entire eligible option, both the vested and unvested portions.

May I tender an option that I have already exercised in full?

No. Only outstanding unexercised options are eligible for exchange under the exchange offer. The offer does not apply in any way to shares you have already purchased, whether upon the exercise of options or otherwise, or whether or not you have vested in those shares. If you have exercised an option in its entirety, that option is no longer outstanding. If you have exercised an eligible option in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange. Options for which you have properly submitted an exercise notice prior to the date the election period expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

What will I receive for the options that I exchange?

All eligible employees who properly tender eligible options pursuant to this offer will receive new awards (RSUs or, in the case of Canadian employees only, the new options).

Are there circumstances under which I would not be granted new awards?

Yes. If, for any reason, you are no longer an eligible employee of the Company or one of its subsidiaries on the new award grant date, you will not receive any RSUs or new options. Instead, you will keep your current eligible options and they will expire at the time provided in their terms.

Moreover, even if we accept your eligible options, we will not grant new awards to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting new awards as a result of changes in SEC or NASDAQ Stock Market listing rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold an option that expires after the start of, but before the cancellation of options under this offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange, and such options will continue to be governed by their original terms.

If I participate in the exchange offer, how many RSUs will I receive?

The number of RSUs that you receive will depend on the fair value of each option tendered for exchange calculated by us using a Black-Scholes model. The intent of this method is to exchange approximately equal value of exchanged options with the new options/RSUs granted as of the launch date of this program. The calculation of fair value using the Black-Scholes model takes into account many variables, such as the volatility of our stock price and the expected term of the option. The number of RSUs that you receive with respect to an eligible option exchanged pursuant to the offer will be determined by dividing the number of shares subject to the eligible option grant by the applicable exchange ratio and rounding any fractional shares (with 0.5 rounded up) to the nearest whole share on a grant by grant basis.

All tendered eligible options will be exchanged for the RSUs in accordance with the following exchange ratios:

Exercise Price Range of Eligible Options	Exchange Ratio to RSU	Example
$ 9.44 – 13.00	0.46	46 new RSU issued in exchange for 100 eligible options.
$13.01 – 17.00	0.25	25 new RSU issued in exchange for 100 eligible options.
$17.01 – 20.00	0.15	15 new RSU issued in exchange for 100 eligible options.
$20.01 – 22.00	0.11	11 new RSU issued in exchange for 100 eligible options.
Above $22.01	0.25	25 new RSU issued in exchange for 100 eligible options.

We will not issue any fractional RSUs. Accordingly, if the sum of all RSUs to be granted to you in exchange for your tendered eligible options includes a fractional RSU, that fractional RSU will be rounded (with 0.5 rounded up) to the nearest whole RSU on a grant by grant basis. No consideration will be paid for fractional RSUs.

For employees in Canada – Why are we receiving stock options instead of RSUs, how many new options will I receive for the options that I exchange and what will the exercise price of the new options be?

In Canada, adverse tax consequences for our employees would occur with respect to awards of RSUs. Therefore, we are permitting eligible employees in this country to exchange their eligible options for new options. The number of shares covered by each new option that you receive will depend on the exercise price of your exchanged options, as follows:

Exercise Price Range of Eligible Options	Exchange Ratio to Option	Example
$ 9.44 – 13.00	0.80	80 new options issued in exchange for 100 eligible options.
$13.01 – 17.00	0.45	45 new options issued in exchange for 100 eligible options.
$17.01 – 20.00	0.25	25 new options issued in exchange for 100 eligible options.
$20.01 – 22.00	0.15	15 new options issued in exchange for 100 eligible options.
Above $22.01	0.50	50 new options issued in exchange for 100 eligible options.

If application of the applicable exchange ratio to particular new options to be issued in exchange for eligible options tendered results in a fractional share, the number of shares underlying the new options will be rounded (with 0.5 rounded up) to the nearest whole share on a grant by grant basis. No consideration will be paid for fractional shares.

Please note: The exchange ratios apply to each of your option grants separately. This means that the various eligible options you hold may be subject to different exchange ratios.

The exercise price of the new options will be the closing price of our common stock as reported on the NASDAQ Global Select Market on the new award grant date.

Why is the exchange ratio for options with an exercise price above $22.01 as favorable or better than options with an exercise price between $13.01 and $22.00?

The value (and therefore exchange ratio) of a returned option is based on valuation methodology called Black-Scholes. Black-Scholes is a widely used and accepted methodology for valuing financial instruments like options. In the methodology, among other factors, the value of an option is based on both the strike price of the option as well as the remaining lifespan of the option. The longer the remaining lifespan of an option, the longer the time it has to come into the money and therefore the higher the value of the option. The table below lays out the average lifespan remaining for options we have of different values. It shows that the average life of options above $22.01 have 3.9 years remaining on them versus options in the $17.01-20.00 range that have 1.9 years remaining.

Exercise Price Range of Eligible Options	Weighted Average Remaining Life
$ 9.44 – 13.00	5.15
$13.01 – 17.00	3.72
$17.01 – 20.00	1.87
$20.01 – 22.00	2.37
Above $22.01	3.85

When will my RSUs and new options vest?

The RSUs and new options will be unvested as of the new award grant date and will be subject to new vesting schedules. Vesting on any date is subject to your continued service to the Company or its subsidiaries through each relevant vesting date.

New RSUs will receive a renewed vesting period that will vest once per year, 33.33% per year over three years on the first, second and third anniversary dates of the awards, which is our typical vesting schedule for new RSU awards. For example, with our planned November 3, 2009 grant date, 33.33% of the shares will vest on November 3, 2010, an additional 33.33% will vest on November 3, 2011 and the remaining 33.33% will vest on November 3, 2012.

New option agreements will specify the term of each new option and the date when the option is to become exercisable. The 2007 Stock Plan provides that in no event shall an option granted under the 2007 Stock Plan be exercised more than 7 years after the date of grant. New option grants will receive a renewed vesting period that will vest once per year, 33.33% per year over three years on the first, second and third anniversary dates of the awards. For example, with our planned November 3, 2009 grant date, 33.33% of the shares will vest on November 3, 2010, an additional 33.33% will vest on November 3, 2011 and the remaining 33.33% will vest on November 3, 2012.

If your employment terminates before part or all of your new awards vest, the unvested part of your new award generally will expire unvested and you will not be entitled to any shares of common stock from that part of your new award.

We will make minor modifications to the vesting schedule of any RSUs and new option awards to eliminate fractional vesting (such that a whole number of RSUs and new options will vest on each vesting date); this will be done by rounding down to the nearest whole number of shares that will vest on each vesting date and vesting the sum of the fractional shares (a whole number) on the last vesting date of the vesting schedule, subject to your continued service with us through such date.

Do I have to pay for my new awards?

No. You do not have to make any payments to the Company to receive your new awards.

When will my exchanged options be cancelled?

We expect that the cancellation date will be November 3, 2009. If the expiration date of the exchange offer is delayed, the cancellation date will be similarly delayed.

When will I receive new awards?

We will grant the new awards on the new award grant date. We expect the new award grant date will be November 3, 2009. If the expiration date of the exchange offer is delayed, the new award grant date will be similarly delayed.

You will receive the shares subject to the RSU award when and if your RSUs vest. If you are granted new options, you will be able to exercise your new options when and if your new options vest.

Will I receive a RSU agreement or option agreement?

Yes. All RSUs will be subject to our existing RSU agreement, including any applicable country-specific appendix, between you and RadiSys, as well as to the terms and conditions of the 2007 Stock Plan. All new options will be subject to a stock option agreement between you and the Company, as well as to the terms and conditions of the 2007 Stock Plan. A copy of the 2007 Stock Plan and the form of RSU agreement and the form of stock option agreement under the 2007 Stock Plan are available on the SEC website at www.sec.gov. You will receive an e-mail from us within approximately three weeks following the new award grant date notifying you that your new award agreement is available.

Will I be required to give up all of my rights under the cancelled options?

Yes. Once we have accepted your exchanged options, your exchanged options will be cancelled, and you no longer will have any rights under those options. We intend to cancel all exchanged options following the expiration of the offer on the same U.S. calendar day as the expiration date. We expect that the cancellation date will be November 3, 2009. If the expiration date of the exchange offer is delayed, the cancellation date will be similarly delayed.

If I receive RSUs for exchanged options, will the terms and conditions of my RSUs be the same as my exchanged options?

No, RSUs are a different type of equity award than options, and so the terms and conditions of your RSUs necessarily will be different from your options. In addition, the vesting schedule of your RSUs will be different from the vesting schedule of your exchanged options. RSUs will vest once per year, 33.33% per year over three years on the first, second and third anniversary dates of the awards, which is our typical vesting schedule for new RSU awards. For example, with our planned November 3, 2009 grant date, 33.33% of the shares will vest on November 3, 2010, an additional 33.33% will vest on November 3, 2011 and the remaining 33.33% will vest on November 3, 2012.

Your RSUs will be granted under the 2007 Stock Plan and will be subject to an RSU agreement, including any applicable country-specific appendix. The form of RSU agreement is available on the SEC website at www.sec.gov. You will receive an e-mail from us within approximately three weeks following the new award grant date notifying you that your new award agreement is available.

Until your RSUs vest and you are issued shares under the terms of the vested RSUs, you will not have any of the rights or privileges of a shareholder of RadiSys. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a shareholder with respect to those shares, including the right to vote and to receive dividends, if any.

In addition, the tax treatment of RSUs will differ significantly from the tax treatment of your options.

If I am in Canada and receive new options for exchanged options, will the terms and conditions of my new options be the same as my exchanged options?

The terms and conditions of your new options may vary from the terms and conditions of your exchanged options, but such changes generally will not substantially and adversely affect your rights, except that your new options may have a different exercise price, and will have a new vesting schedule. Option grants will vest once per year, 33.33% per year over three years on the first, second and third anniversary dates of the awards. For example, with our planned November 3, 2009 grant date, 33.33% of the shares will vest on November 3, 2010, an additional 33.33% will vest on November 3, 2011 and the remaining 33.33% will vest on November 3, 2012. New option agreements will specify the term of each new option and the date when the option is to become exercisable. The 2007 Stock Plan provides that in no event shall an option granted under the 2007 Stock Plan be exercised more than 7 years after the date of grant.

What happens to my options if I choose not to participate or if my options are not accepted for exchange?

If you choose not to participate or your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or cancelled or they expire by their original terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant.

Will I have to pay taxes if I participate in the offer?

If you participate in the offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the new award grant date. However, you normally will have taxable income when the shares underlying your RSUs are issued to you. The Company also will typically have a tax withholding obligation at the time of issuance. You also may have taxable capital gain when you sell the shares underlying the RSU. Note that the tax treatment of RSUs differs significantly from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible options. The Company will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU agreement. Please see Section 14 of this Offer to Exchange for a discussion of the material tax consequences associated with exchanging your eligible options.

If you participate in the offer and are an employee in Canada, The People’s Republic of China, Germany, Ireland, Japan, Malaysia, or the United Kingdom, please refer to Schedules C through K of the Offer to Exchange for a description of the tax and social insurance consequences that may apply to you. Employees of the Company or its subsidiaries located in the Netherlands or Israel may not participate in the offer.

You should consult with your tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there may be additional or different tax and social insurance consequences that may apply to you. Also, if you were granted eligible options while a resident or taxpayer in one country but are a resident or taxpayer in another country when the RSUs are granted to you pursuant to the offer, you may be subject to tax not only in the new country, but also in the original country (e.g., if the original country views the RSUs as a replacement grant).

Can I change my mind and withdraw from this offer?

Yes. You may change your mind after you have submitted an election and withdraw some or all of your tendered options from the offer at any time before the offer expires (the expiration date currently is expected to be November 3, 2009, at 12:00 p.m. (Noon), Pacific Time). If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal we receive before the expiration date. Due to certain requirements under U.S. securities laws, an exception to this rule is that if we have not accepted your properly tendered options by 9:00 p.m., Pacific Time, on December 2, 2009 (which is the 40th U.S. business day following the commencement of the offer), you may withdraw your options at any time thereafter but prior to our acceptance.

May I change my mind about which options I want to exchange?

Yes. You may change your mind after you have submitted an election and change the options you elect to exchange at any time before the offer expires by completing and submitting a new properly completed election to change or to add more eligible options or to withdraw eligible options via the exchange offer website or by e-mail or facsimile. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal we receive by the expiration date. Please be sure that any completed and new election form you submit includes all the options with respect to which you want to accept this offer and is clearly dated after your last-submitted election or withdrawal.

What if I withdraw my election and then decide that I do want to participate in this offer?

If you have withdrawn your election to participate and then again decide to participate in this offer, you may reelect to participate by submitting a new, properly completed election via the exchange offer website or by e-mail or via facsimile before the expiration date, that is signed and dated after the date of your withdrawal.

Are you making any recommendation as to whether I should exchange my eligible options?

No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer will be a challenging one for many employees, who will need to consider the exercise price and expiration date of the eligible options, the tax effects, their own assessment as to the future stock price of our common stock and several other factors. The program does carry risk and there are no guarantees regarding whether you ultimately would receive greater value from your eligible options or from the RSUs or new options you will receive in exchange. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant, and/or financial advisor.

Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?

You should direct questions about this offer and requests for printed copies of this Offer to Exchange and the other offer documents to:

RadiSys Corporation

5445 NE Dawson Creek Drive,

Hillsboro, Oregon 97124

Attn: Stock Plan Administrator

Phone: (503) 615-1100

Email: equityadmin@radisys.com